The information in this preliminary prospectus supplement and the accompanying second amended and restated short form base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying second amended and restated short form base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Filed pursuant to General
Instruction II.L. of Form F-10
File No. 333-248676
Subject to completion, dated February 8, 2021

US$

7,000,000 Subordinate Voting Shares
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying second amended and restated short form base shelf prospectus dated September 2, 2020 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of 7,000,000 subordinate voting shares (the “Subordinate Voting Shares”) of Lightspeed POS Inc. (the “Company”, “Lightspeed”, “us”, “we” or “our”) from treasury (the “Offered Shares”) at a price of US$    (the “Offering Price”) per Offered Share.
Investing in the Subordinate Voting Shares involves significant risk. Prospective investors should consider the risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.
Price: US$    per Offered Share
	Price to the Public(1)	Underwriters’ Fee	Net Proceeds to the Company(2)	Net Proceeds to the Selling Shareholders(3)
Per Offered Share	US$	US$	US$	—
Total Offering(3)	US$	US$	US$	—
Notes:
(1)	The Offering Price was determined by negotiation between the Company and the Underwriters (as defined herein), with reference to the then-current market price for the Subordinate Voting Shares.
(2)	After deducting the Underwriters’ fee payable by the Company, but before deducting the other expenses in respect of the Offering estimated to be approximately US$ . See “Plan of Distribution”.
(3)
The Company, DHIDasilva Holdings Inc. (“DHI”) (an entity indirectly controlled by Dax Dasilva, our founder and Chief Executive Officer) and certain members of the Company’s management named herein (the “Management Selling Shareholders”, and together with DHI, the “Selling Shareholders”) have granted to the Underwriters an option (the “Over-Allotment Option”), exercisable, in whole or in part, from time to time not later than 30 days after the Closing Date (as defined below), to purchase from the Company and such Selling Shareholders up to 1,050,000 additional Subordinate Voting Shares (the “Additional Shares”), representing in the aggregate 15% of the total number of Offered Shares offered hereunder, at the Offering Price, less the Underwriters’ fee. The Over-Allotment Option is comprised of 250,000 additional Subordinate Voting Shares to be issued by the Company (the “Additional Treasury Shares”) and 800,000 Subordinate Voting Shares of the Selling Shareholders (the “Secondary Shares”). See “Selling Shareholders”. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee”, “Net Proceeds to the Company” and “Net Proceeds to the Selling Shareholders” will be US$   , US$   , US$    and US$   , respectively. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of up to 1,050,000 Additional Shares to be sold by the Company and the Selling Shareholders upon exercise of the Over-Allotment Option. A purchaser who acquires Subordinate Voting Shares forming part of the over-allocation position acquires those shares under this Prospectus Supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

Morgan Stanley	Barclays	BMO Capital Markets
Credit Suisse	RBC Capital Markets
CIBC Capital Markets	KeyBanc Capital Markets	National Bank
Raymond James	TD Securities
Prospectus Supplement dated February   , 2021

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).
The Company will use the net proceeds from the Offering as described in this Prospectus Supplement. See “Use of Proceeds”.
Our Subordinate Voting Shares are listed and posted for trading on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “LSPD”. On February 5, 2021, the last trading day before the filing of this preliminary form of Prospectus Supplement, the closing prices of the Subordinate Voting Shares on the NYSE and the TSX were US$72.49 and C$92.48, respectively. The Company has applied to list the Offered Shares Additional Treasury Shares on the NYSE and the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the NYSE and the TSX, respectively.
All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.
The Offered Shares are being offered in Canada by Morgan Stanley Canada Limited, Barclays Capital Canada Inc., BMO Nesbitt Burns Inc., Credit Suisse Securities (Canada), Inc., RBC Dominion Securities Inc., CIBC World Markets Inc. (“CIBC WM”), National Bank Financial Inc, Raymond James Ltd. and TD Securities Inc. (collectively, the “Canadian Underwriters”) and in the United States by Morgan Stanley & Co. LLC, Barclays Capital Inc., BMO Capital Markets Corp., Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC, CIBC World Markets Corp., KeyBanc Capital Markets Inc., National Bank of Canada Financial Inc., Raymond James (USA) Ltd. and TD Securities (USA) LLC (collectively, the “U.S. Underwriters”, and together with the Canadian Underwriters, the “Underwriters”) pursuant to an underwriting agreement dated February   , 2021 (the “Underwriting Agreement”). KeyBanc Capital Markets Inc. is not registered to sell securities in any Canadian jurisdiction and, accordingly, will sell Subordinate Voting Shares only outside of Canada. See “Plan of Distribution”.
The Company has two classes of shares authorized for issuance: the Subordinate Voting Shares and the preferred shares. The Company previously had multiple voting shares (the “Multiple Voting Shares”) issued and outstanding, but all such Multiple Voting Shares were automatically converted into Subordinate Voting Shares on a one-for-one basis on December 1, 2020 as a result of reaching the automatic conversion ownership threshold attached to the Multiple Voting Shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are our only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of our restated articles of incorporation, upon the automatic conversion of all of our issued and outstanding Multiple Voting Shares, the authorized and unissued Multiple Voting Shares as a class were automatically deleted entirely from our authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at the date hereof, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares.
The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered to the Underwriters and accepted by them subject to the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”.
This Offering is made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements of the Company included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Certain legal matters relating to Canadian law with respect to the Offering will be passed on the Company’s behalf by Stikeman Elliott LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Skadden, Arps, Slate, Meagher & Flom LLP and on behalf of the Underwriters by Latham & Watkins LLP. See “Legal Matters”.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. See “Plan of Distribution”.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about February   , 2021 (the “Closing Date”), or such earlier or later date as we and the Underwriters may agree, but in any event no later than     , 2021.
It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date, or as may otherwise be agreed to with the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.
CIBC WM is a wholly owned subsidiary of the Canadian Imperial Bank of Commerce (“CIBC”), a Canadian chartered bank, which is a lender to the Company under the Credit Facilities (as defined herein). Accordingly, we may be considered a “connected issuer” to CIBC WM within the meaning of National Instrument 33-105 – Underwriting Conflicts. See “Plan of Distribution – Relationship Between the Company and Certain Underwriters”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under and governed by the Canada Business Corporations Act (the “CBCA”), that most of its directors and officers reside principally in Canada, that some or all of the Underwriters or experts named in the Registration Statement may be residents of a foreign country, that all or a substantial portion of the assets of the Company and said persons may be located outside the United States, that the Selling Shareholders reside in Canada, and that all or a substantial portion of the Selling Shareholders’ assets may be located outside the United States. See “Enforcement of Civil Liabilities”.
Directors of the Company residing outside of Canada have appointed Lightspeed POS Inc., 700 Saint-Antoine Street East, Suite 300, Montréal, Québec H2Y 1A6, Canada as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.
The Company’s principal and registered office is located at 700 Saint-Antoine Street East, Montréal, Québec H2Y 1A6, Canada.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT
TABLE OF CONTENTS FOR THE SHELF PROSPECTUS
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.
None of the Company, the Selling Shareholders or the Underwriters has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein) and any such information should not be relied upon. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, https://www.lightspeedhq.com, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein and prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at 700 Saint-Antoine Street East, Montréal, Québec H2Y 1A6, Canada, telephone: (514) 907-1801, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.
The following documents, filed by the Company with securities commissions or similar regulatory authorities in the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:
(a)	the annual information form of the Company dated May 21, 2020 for the year ended March 31, 2020 (the “Annual Information Form”);
(b)	the audited consolidated financial statements of the Company as at and for the years ended March 31, 2020 and 2019, together with the notes thereto and the independent auditor’s report thereon;
(c)	the management’s discussion and analysis of financial condition and results of operations of the Company for the years ended March 31, 2020 and 2019;
(d)
the unaudited condensed interim consolidated financial statements of the Company as at December 31, 2020 and for the three- and nine-month periods ended December 31, 2020 and 2019, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of financial condition and results of operations of the Company for the three- and nine-month periods ended December 31, 2020 (the “Interim MD&A”);
(f)	the management information circular of the Company dated June 26, 2020 in connection with the annual meeting of shareholders of the Company held on August 6, 2020 (the “Proxy Circular”);
(g)
the material change report of the Company dated December 2, 2020 relating to the conversion of all outstanding Multiple Voting Shares held by DHI Dasilva Holdings Inc., a company controlled by Lightspeed’s founder and Chief Executive Officer, Mr. Dax Dasilva, into Subordinate Voting Shares; and

(h)
the business acquisition report of the Company dated February 8, 2021 relating to our acquisitions of ShopKeep Inc. (“ShopKeep”) and the business of Al Dente Intermediate Holdings, LLC through the acquisition of Al Dente Topco, Inc. (“Upserve”) (and their respective subsidiaries and affiliates) on November 25, 2020 and December 1, 2020, respectively (the “Business Acquisition Report”).

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.
Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part of, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.
Furthermore, any “template version” of any “marketing materials” (each such term as defined in National Instrument 41-101 – General Prospectus Requirements) filed in connection with the Offering after the date of the final form of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares pursuant to the Offering is deemed to be incorporated by reference in the final form of this Prospectus Supplement and in the accompanying Shelf Prospectus.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
MARKETING MATERIALS
Before filing the final prospectus supplement in respect of the Offering, Lightspeed and the Underwriters intend to hold road shows that potential investors in the United States and in certain of the provinces and territories of Canada will be able to attend. Lightspeed and the Underwriters may provide marketing materials to those potential investors in connection with those road shows.
In doing so, Lightspeed and the Underwriters are relying on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate by reference those marketing materials in the final prospectus supplement in respect of the Offering. To rely on this exemption, Lightspeed and the Underwriters must give contractual rights to Canadian investors in the event the marketing materials contain a misrepresentation.
Accordingly, Lightspeed and the Underwriters signing the certificate to be contained in the final prospectus supplement in respect of the Offering have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in each of the provinces and territories of Canada), a purchaser resident in a province or territory of Canada who was provided with those marketing materials in connection with the road shows and who purchases Offered Shares under the final prospectus supplement in respect of the Offering during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against Lightspeed and each such Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in the final prospectus supplement in respect of the Offering.
However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in the final prospectus supplement in respect of the Offering, and (ii) to any “comparables” as such term is defined in National Instrument 41-101 – General Prospectus Requirements in the marketing materials provided in accordance with applicable securities legislation.
U.S. REGISTRATION STATEMENT
The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the United States Securities Act of 1933, as amended (the “Securities Act”). This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.
ENFORCEMENT OF CIVIL LIABILITIES
Lightspeed is a company incorporated under and governed by the CBCA. Most of Lightspeed’s directors and officers reside principally in Canada, and the majority of Lightspeed’s assets and all or a substantial portion of the assets of these persons are located outside the United States. Additionally, the Selling Shareholders reside in Canada, and all or a substantial portion of their assets may be located outside the United States.
The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company and the Selling Shareholders, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company, its directors and officers or any of the Selling Shareholders. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
Lightspeed filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Company appointed Corporation Service Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving Lightspeed in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information included in this Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives, the use of proceeds from the

Offering and the completion of the Offering. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic declared by the World Health Organization on March 11, 2020
(the “COVID-19 Pandemic”), as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expected acquisition outcomes and synergies, our business plans and strategies, and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements in this Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
The forward-looking information included in this Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; seasonality in our business and in the business of our customers, the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward looking information, including but not limited to the factors described under “Risk Factors” herein including risks arising from the COVID-19 Pandemic, risks related to our transfer and receipt of personal data from the European Economic Area (the “EEA”), the risk factors identified in our Interim MD&A incorporated by reference in this Prospectus Supplement and under “Risk Factors” in our Annual Information Form and elsewhere in documents incorporated by reference herein and therein which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the documents incorporated by reference herein should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and documents incorporated by reference herein and therein, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, prospective investors should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein represents our expectations as of the date hereof or thereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein or therein are expressly qualified by the foregoing cautionary statements.
NON-IFRS MEASURES AND INDUSTRY METRICS
This Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein make reference to certain non-IFRS measures and industry metrics. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. This Prospectus Supplement also makes reference to industry metrics such as “ARPU” (or “average revenue per user”), “Customer Locations” and “GTV” (or “gross transaction volume”), which are operating metrics used in our industry. These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and industry metrics in the evaluation of issuers. Our management also uses non-IFRS measures and industry metrics in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. See “Key Performance Indicators” and “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in our Interim MD&A for further information regarding these measures.
MARKET AND INDUSTRY DATA
Market and industry data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein was obtained from third-party sources and industry reports, including from AMI Partners, and from publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate, including information provided by suppliers, partners, customers and other industry participants.
We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of us or any of the Underwriters makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, none of us or any of the Underwriters has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 Pandemic and therefore do not reflect any impact of the COVID-19 Pandemic on any specific market or globally.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We express all amounts in this Prospectus Supplement in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.
The following table sets forth, for the periods indicated, the high, low, average and end of period daily average exchange rates for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.
	Year Ended March 31,		Nine Months Ended December 31,
	2020	2019	2020	2019
Highest rate during the period	1.4496	1.3642	1.4217	1.3527
Lowest rate during the period	1.2970	1.2552	1.2718	1.2988
Average rate for the period(1)	1.3308	1.3118	1.3403	1.3261
Period end	1.4187	1.3363	1.2732	1.2988
(1)	The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.
On February 5, 2021, the Bank of Canada daily average exchange rate was US$1.00 = C$1.2777.
WHERE YOU CAN FIND MORE INFORMATION
Lightspeed files certain reports with, and furnishes other information to, each of the SEC and the securities regulatory authorities in all provinces and territories of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that Lightspeed files with the SEC and the securities regulatory authorities in all provinces and territories of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports, statements and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. These filings are electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the accompanying Shelf Prospectus.
Lightspeed has filed with the SEC under the Securities Act the Registration Statement relating to the securities being offered hereunder, of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.
As a foreign private issuer, Lightspeed is exempt from the rules under the United States Securities Exchange Act of 1934 (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and Lightspeed’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Lightspeed’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

LIGHTSPEED POS INC.
Mission
At Lightspeed, our mission is to bring cities and communities to life by powering small and medium-sized businesses (“SMBs”). We believe cities and communities are built on the presence and success of local SMBs and that these businesses are integral to the vibrancy of their communities. Running an independent business, however, is becoming increasingly complex. Consumer behaviors and expectations are changing, fueled by the influence of new technologies pushing consumers towards an omni-channel experience. Our solutions equip independent businesses with the technology required to transform the way they manage their operations and exceed consumers’ expectations in this changing environment.
Business of the Company
Lightspeed provides easy-to-use, omni-channel, commerce-enabling software-as-a-service platforms. Our software platforms provide our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their business. We operate globally, empowering single- and multi-location retailers, restaurants and other SMBs to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We believe that our platforms are essential to our customers’ ability to run and grow their businesses. As a result, most of our revenue is recurring and we have a strong track-record of growing revenue per customer over time.
Our solutions are specifically tailored to meet the needs of SMBs, essentially democratizing technology previously available only to large enterprises. We see a large and imminent opportunity as digital transformation accelerates within the SMB market. According to AMI Partners, in 2018, there were approximately 226 million SMBs worldwide1, of which approximately 47 million were retailers and restaurants.
We provide our customers with comprehensive commerce operating systems (“OS”), comprising easy-to-use and affordable platforms with end-to-end capabilities that help them grow. Our platforms are built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their businesses become more complex. Our platforms help SMBs avoid having to stitch together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
Our cloud platforms are designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platforms include full omni-channel capabilities, point of sale, product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, loyalty, customer management and tailored financial solutions. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick & mortar channel and interact with customers anywhere (in store, online or mobile), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our position at the point of commerce puts us in a privileged position for payment processing and allows us to collect transaction-related data insights. Lightspeed Payments, our payments processing solution, is currently available to our U.S. and Canadian retail customers and our U.S. hospitality customers. The overall portion of new customers contracting for Lightspeed Payments alongside their core software subscription increased from prior quarters to approximately 60% during the three-month period ended December 31, 2020. This has resulted in the portion of our GTV processed by Lightspeed Payments (excluding the recent acquisitions of ShopKeep and Upserve) moving to approximately 15% in U.S. Retail in the last week of the quarter, to approximately 12% in Canada and remained consistent for U.S. Hospitality (growth in the U.S. Hospitality vertical having been impacted by the COVID-19
[1]
For purposes of such estimate, AMI Partners defines SMBs as businesses employing one to 499 employees in the following industry sectors: Retail, Restaurant, Agriculture/Mining, Banking/Financial, Construction, Healthcare, Hospitality, Information & Media, Insurance, Life Sciences, Other Services, Pharmaceuticals, Process Manufacturing, Discrete Manufacturing, Professional Services, Real Estate, Telecommunications, Transportation, Utilities, and Wholesale.

pandemic). Our targeted pricing for Lightspeed Payments is approximately 2.60% of the electronic transaction volume processed on a gross basis. We believe that the broader rollout of Lightspeed Payments to our European and Australian markets, along with integrating Lightspeed Payments to the current ShopKeep and Upserve products will further align us with our customers’ success and represents a significant growth opportunity for our Company. During the three months ended December 31, 2020, we completed the acquisitions of ShopKeep, a leading cloud commerce platform provider for both retail and hospitality, and Upserve, a leading restaurant management cloud software company, both based in the United States. These acquisitions immediately expand Lightspeed’s U.S. market share, allowing for increased investment in sales, marketing, and research and development to capitalize on the increasing demand for modern, cloud-based, omni-channel commerce solutions. These acquisitions will also provide a growth opportunity for Lightspeed Payments as we integrate these offerings to our Payments solution. Upserve’s acquisition also further enhances our analytics, inventory management and workforce management capabilities.
To further complement our core cloud platforms, we also recently launched Lightspeed Capital, powered by Stripe, for our U.S. retail customers. Lightspeed Capital financing solutions are offered at this time only through our referral partnership with Stripe, which offers financing as part of our platforms. This new product is designed to help eligible merchants with overall business growth buy inventory, invest in marketing, or manage cash flows by providing financing of up to $100,000 per retail location. ShopKeep, which we recently acquired, offers a merchant cash advance program, and we intend to leverage ShopKeep’s experience with their merchant cash advance offering to in the future offer similar programs ourselves and through certain of the companies we have acquired.
We sell our solutions primarily through our direct sales force in North America, Europe and Australia, supplemented by indirect channels in other countries around the world. Our platforms are well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments. Based on data from AMI Partners, we believe that in 2018 there were six million retailers and restaurants operating globally with a scale and complexity of operations optimally suited to benefit from our platforms. These retailers and restaurants generated US$3.8 trillion in revenue in 2018, with average annual revenue of US$687,552. In the SMB categories above and below this, where we believe our competitors primarily operate, based on AMI Partners, in 2018, there were approximately 80,000 businesses with US$19 million average annual revenue and 42 million businesses with US$72,121 in annual average revenue, respectively. We are well-positioned in our market segment, which we believe is inadequately served by typical SMB-oriented providers.
We believe the capabilities and operational simplicity of our platforms and the data we collect help create positive flywheel effects for our business. Our platforms enable operators to run their businesses more efficiently and with deeper insight, thereby supporting their continued growth and in turn deepening their operational needs. Over time, this strengthens our value proposition to them and encourages them to unlock greater value from our platforms by purchasing upgraded plans and additional solutions. As the number of businesses using our platforms grows, we gain greater visibility into the market segments in which we operate through the transaction-related data we collect, such as product sell-through data. In certain market segments, we are able to leverage the data to derive incremental value for our customers and their suppliers, thereby strengthening our position as the commerce OS provider of choice in those segments and helping drive greater inbound interest for our solutions through supplier referrals.
Growth Strategies
We strive to grow our business both organically and through strategic and value-enhancing acquisitions. Key elements of our growth strategy include the following:
•
Expand Customer Location Footprint. We believe that there is significant potential to increase penetration of our total addressable market, attract new customers and drive even more of our market to move away from legacy systems and adopt cloud-based solutions and omni-channel strategies. Omni-channel capabilities have become a near-term focus for our customers, resulting in immediate and transformational benefits to our market position. We seek to attract new customers by leveraging our brand awareness and continually innovating in our product offerings, particularly in response to changing regulations and consumer behaviours. We plan to continue investing in strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently target.

We employ a systematic and data-driven framework for generating our funnel of new leads, engaging with these businesses and converting them into active paying customers. Since our founding, we have successfully grown revenue by increasing the number of Customer Locations served. As of December 31, 2020, our customers collectively represented almost 115,000 Customer Locations in more than 100 countries.
•
Build on Successes in Payments and Financial Solutions. Lightspeed Payments, our payments processing solution, is available to our U.S. and Canadian retail customers and our U.S. hospitality customers. While Lightspeed Payments is not currently offered to ShopKeep or Upserve customers, we plan to expand the solution to such customers in the broader rollout of Lightspeed Payments. Offering fully integrated payments functionality is highly complementary to the platforms we offer our customers today and allows us to monetize a greater portion of the GTV processed on our platforms annually. For SMBs, this service further reduces complexity by integrating seamlessly into our existing platforms, eliminating the need to deal with a separate payments provider and the related data reconciliation, and allowing for more accurate management of their businesses and easier access to additional Lightspeed products, such as Lightspeed Capital. Further expanding our financial solutions set, we recently launched Lightspeed Capital, powered by Stripe, for our U.S. retail customers. While Lightspeed Capital financing solutions are offered at this time only through our referral partnership with Stripe, we may in the future seek to offer financing directly to customers as part of Lightspeed Capital. Specifically, we offer a merchant cash advance program through ShopKeep, and we intend to leverage ShopKeep’s experience to offer similar programs in the future both directly and through certain of the companies we have acquired.

•
Accelerate ARPU Expansion by Introducing New Modules. Given our platforms’ extensive suite of modules, our customers can add additional functionalities to their initial line-up of Lightspeed products as their needs evolve. We continue to see a large portion of our existing customers adopt additional modules as they grow and, increasingly, see new customers opting to purchase multiple modules at the outset when first adopting our platform. As of December 31, 2020, 45% of customers were using more than one module (excluding customers of companies we acquired after June 30, 2020). We view this as an important measure of our ability to grow our ARPU and drive further value to our customers, which in turn will improve retention rates. We believe that we have significant opportunity to continue to expand ARPU and the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers.

Our eCommerce platform has seen strong growth with an increasing number of our retail customers electing to use Lightspeed eCom to power their online selling. We saw the GTV processed through our eCommerce platform increase by approximately 100% in the quarter ended December 31, 2020, as compared to the same quarter a year prior.
We plan to add more solutions and modules to our platforms, which will allow us to deepen our relationships with existing customers and attract new ones. Since our founding we have successfully added innovative capabilities for payments, eCommerce, home delivery, analytics and loyalty, and we recently announced our Lightspeed Capital offering through our partnership with Stripe.
•
Expand Our Presence Within Verticals. Our success is directly linked to the success of our customers. We provide our customers with the tools to successfully grow their businesses which in turn benefits our platform growth. We stand to benefit from their growth as they generate more transaction volume, add new locations, upgrade their plans and use more of our solutions. By becoming embedded within the ecosystem of individual verticals, we can create more value for our customers. Going deep into verticals also creates opportunities for us to monetize our data up and down the supply chain.

•
Strategic and Value-Enhancing Acquisitions. We complement our organic growth strategies by taking a selective approach to acquisitions. We identify possible acquisition targets with a view to increasing our market penetration in new and existing markets, entering new verticals and accelerating our product roadmap more effectively than we can achieve organically. We believe that our market position allows us to navigate the fragmented competitive landscape to find acquisition opportunities that most effectively help us achieve these objectives.

Our most recent acquisitions of ShopKeep and Upserve on November 25, 2020 and December 1, 2020, respectively, significantly increased our U.S. market penetration for complex retail and hospitality businesses. The acquisition of ShopKeep added over 20,000 Customer Locations in the U.S. that generated approximately $7 billion of GTV in the twelve months ended September 30, 2020. The acquisition of Upserve deepened our penetration of the U.S. high-end dining segment, adding over 7,000 Customer Locations that generated approximately $6 billion in GTV in the twelve months ended September 30, 2020.
As our commerce ecosystem scales, the value proposition that we offer to merchants, suppliers and consumers is reinforced and enhanced. For merchants, ecosystem growth helps drive incremental operational efficiencies, consolidate more business processes into a single touchpoint, and take advantage of deeper insights and analytics. Suppliers benefit from greater access to transaction-related data, a larger and more qualified customer base and a single touchpoint to manage more of their merchant relationships. For consumers, we help further enrich the commerce experience by providing a more seamless omni-channel shopping experience, greater context and personalization, and increased convenience. Our ability to facilitate these ecosystem synergies strengthens our value proposition to our customers and solidifies our position in the market.
Our Customers
We are proud of our customers’ success. As of December 31, 2020, our customers collectively represented almost 115,000 Customer Locations in over 100 countries and generated average GTV of approximately US$600,000 annually, which is reflective of the success of their businesses. Below are just a few examples of how we help our customers efficiently run their operations, simplify complexity, scale and grow their businesses.
KemperSports
KemperSports is a golf course operator with over 100 courses and 6,000 employees as of September 2020. Kemper uses Lightspeed’s platform to consolidate sales data from different locations (pro shop, restaurant, tee bookings, etc.) throughout and across courses and tracks employee performance with labor and shift reports in an all-in-one user-friendly interface.
Out There Outfitters
Out There Outfitters is an outdoor apparel retailer based in the U.S. In March 2020, Out There Outfitters had to close its physical store to comply with the Pennsylvania Governor’s COVID-19 shutdown mandate. Losing its only sales channel and source of revenue, Out There Outfitters launched their eCommerce website with Lightspeed over a weekend.
Utilizing Lightspeed’s intuitive omni-channel solution and comprehensive back office suite, Out There Outfitters was able to expand its sales channels to also include delivery and curbside pick-up and modernize its inventory management process using real-time data analytics. As of September 2020, Out There Outfitters measured an increase in social media presence by 15%, and its sales penetration increased from 3 states to 25.
Lan Kwai Fong Group
Lan Kwai Fong Group owns and operates restaurants and hotels in Hong Kong. Lan Kwai Fong was looking to switch to a more robust commerce OS to help them better manage roaming devices to turn tables faster, shorten training time for staff and reduce staff mistakes. Lightspeed’s solution stood out to Lan Kwai Fong for its ability to connect via an application programming interface (“API”) to other solutions; an ecosystem with numerous integrations including Golf, performance management systems and accountancy business intelligence tools; strong support for communication in Cantonese across the platform; and superior 24/7 support and hands-on collaboration.
We believe that these examples are a representative sample of how we help solve the challenges our customers faced before they adopted our platform.
Recent Developments
On January 12, 2021, we announced the initial availability of the Lightspeed Supplier Network for North American retailers. The fully integrated stock ordering solution connects merchants with suppliers to help democratize the supply chain. The solution provides merchants with greater supplier access and inventory visibility, automates manual ordering, consolidates supplier portals into the POS, streamlines omni-channel operations by making it easy to import product details and photos into the POS, and ensures use of supplier approved brand names and images. Suppliers benefit from greater access to real time data on goods sold by merchants and enhanced brand presence with merchants.
On February 4, 2021, we announced that to complement the leadership talent that joined Lightspeed through our recent acquisitions, we restructured our operations along regional and vertical-specific reporting lines in addition to our global functional reporting lines. Jim Texier, Chief Product Officer, left the organization as part of this restructuring.
Head and Registered Office
Our head and registered office is located at 700 Saint-Antoine Street East, Suite 300, Montréal, Québec, Canada, H2Y 1A6, and our telephone number is (514) 907-1801.

SELLING SHAREHOLDERS
The following table sets forth certain information regarding the Selling Shareholders’ ownership of Subordinate Voting Shares as of February 5, 2021, both before and after completion of the Offering (assuming no exercise of the Over-Allotment Option).
	Subordinate Voting Shares Beneficially Owned Prior to the Offering	Subordinate Voting Shares Offered	Subordinate Voting Shares Beneficially Owned After the Offering
	Number	Number	Number	Percentage(1)
DHIDasilva Holdings Inc.(2)	14,429,466	—	14,429,466	11.46% (10.95%)
Asha Hotchandani (Bakshani)(3)(7)	1,660	—	1,660	* (*)
Brandon Nussey(4)(7)	—	—	—	—
Daniel Micak(5)(7)	3,120	—	3,120	* (*)
Jean Paul Chauvet(6)(7)	1,370	—	1,370	* (*)
*	Less than 1%.
(1)
Percentages in parenthesis are on a fully diluted basis (assuming no issuance of Subordinate Voting Shares at the election of the Company in settlement of outstanding restricted share units, performance share units or deferred shares units governed by the terms of our Incentive Plans (as defined below)).

(2)
The 14,429,466 Subordinate Voting Shares are registered in the name of DHI, an entity controlled by Dax Dasilva, our founder and Chief Executive Officer. In connection with the Offering, if the Over-Allotment Option is exercised in full, DHI will sell 500,000 Subordinate Voting Shares to the Underwriters and will thereafter beneficially own 13,929,466 Subordinate Voting Shares, representing approximately 11.02% of our issued and outstanding Subordinate Voting Shares (10.53% on a fully-diluted basis).

(3)
The 1,660 Subordinate Voting Shares are beneficially owned by a member of the immediate family of Asha Hotchandani (Bakshani), over which Ms. Hotchandani (Bakshani) has control and direction. In connection with the Offering, if the Over-Allotment Option is exercised in full, Asha Hotchandani (Bakshani) will exercise 10,000 vested options to purchase Subordinate Voting Shares granted under our Incentive Plans (as defined below) to acquire 10,000 Subordinate Voting Shares to be sold pursuant to the Offering. The weighted average exercise price of these options is US$4.83 per share (for an aggregate cost of US$48,250).

(4)
In connection with the Offering, if the Over-Allotment Option is exercised in full, Brandon Nussey will exercise 125,000 vested options to purchase Subordinate Voting Shares granted under our Incentive Plans to acquire 125,000 Subordinate Voting Shares to be sold pursuant to the Offering. The weighted average exercise price of these options is US$4.72 per share (for an aggregate cost of US$590,000).

(5)
The 3,120 Subordinate Voting Shares are beneficially owned by Daniel Micak. In connection with the Offering, if the Over-Allotment Option is exercised in full, Daniel Micak will exercise 15,000 vested options to purchase Subordinate Voting Shares granted under our Incentive Plans to acquire 15,000 Subordinate Voting Shares to be sold pursuant to the Offering. The weighted average exercise price of these options, after converting Canadian dollar-denominated exercise prices into U.S. dollars using an exchange rate of US$1.00 to C$1.2777, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on February 5, 2021, is US$18.51 per share (for an aggregate cost of US$277,650).

(6)
The 1,370 Subordinate Voting Shares are beneficially owned by Jean Paul Chauvet. In connection with the Offering, if the Over-Allotment Option is exercised in full, Jean Paul Chauvet will exercise 150,000 vested options to purchase Subordinate Voting Shares granted under our Incentive Plans to acquire 150,000 Subordinate Voting Shares to be sold pursuant to the Offering. The weighted average exercise price of these options is US$4.72 per share (for an aggregate cost of US$708,000).

(7)
No options will be exercised by any such Selling Shareholder in connection with the Offering unless the Over-Allotment Option is exercised. If the Over-Allotment Option is exercised in part only, the number of options exercised by each such Management Selling Shareholder, as referred to in notes 3, 4, 5 and 6 of this table, will be adjusted proportionally.

USE OF PROCEEDS
The aggregate net proceeds to be received by us from the sale of the Offered Shares under the Offering are estimated to be approximately US$    after deducting the Underwriters’ fee relating to the Offered Shares and other expenses relating to the Offering, which are estimated to be US$   . If the Over-Allotment Option is exercised, the aggregate net proceeds to be received by us from the sale of the Offered Shares and the Additional Treasury Shares are estimated to be approximately US$   , after deducting the Underwriters’ fee relating to such shares and other expenses relating to the Offering payable by us. We will not receive any proceeds from the sale of any Secondary Shares in this Offering by the Selling Shareholders.
The principal reasons for the sale of the Offered Shares under the Offering are to increase our capitalization and financial flexibility. We intend to use the net proceeds from the Offering to strengthen our financial position, and allow us to pursue our growth strategies, which include: expanding customer location footprint; building on successes in payments and financial solutions; accelerating ARPU expansion by introducing new modules; expanding our presence within verticals and pursuing strategic and value-enhancing acquisitions. As a result of our significant growth in recent periods and the fact that we operate in a dynamic and rapidly-evolving market, we do not believe we can provide the approximate amounts of the proceeds that will be allocated to each of these purposes with certainty. As such, we have not specifically allocated the net proceeds amongst these purposes as at the date of this Prospectus Supplement. Such decisions will depend on market and competitive factors, as they evolve over time. Pending their use, we intend to invest the net proceeds from this Offering in short-term, investment grade, interest bearing instruments or hold them as cash.
We incurred net losses of US$42.7 million in the nine-month period ended December 31, 2020 and of US$53.5 million, US$183.5 million and US$96.2 million in each of our fiscal years ended March 31, 2020, 2019 and 2018. We also had an accumulated deficit of US$595.7 million as at December 31, 2020. These losses and accumulated deficit are a result of the substantial investments we made to grow our business and we expect to make significant expenditures to expand our business in the future. As a result, we may also continue to have negative cash flow from operating activities and therefore use a portion of the net proceeds from the Offering to fund such negative cash flow from operating activities in futures periods. See “Risk Factors”.
While we currently anticipate that we will use the net proceeds of the Offering as set forth above, we may use the net proceeds differently, after giving consideration to our strategy relative to market and other conditions, as well as other factors described under “Risk Factors”.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY
Our authorized share capital consists of an unlimited number of Subordinate Voting Shares of which 118,864,057 were issued and outstanding as of February 5, 2021, and an unlimited number of preferred shares, issuable in series, none of which were issued and outstanding as of February 5, 2021.
The Company previously had Multiple Voting Shares issued and outstanding, but all such Multiple Voting Shares were automatically converted into Subordinate Voting Shares on a one-for-one basis on December 1, 2020 as a result of reaching the automatic conversion ownership threshold attached to the Multiple Voting Shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are our only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of our restated articles of incorporation, upon the automatic conversion of all of our issued and outstanding Multiple Voting Shares, the authorized and unissued Multiple Voting Shares as a class were automatically deleted entirely from our authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at the date hereof, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares.
See “Description of the Share Capital” in the Shelf Prospectus for a detailed description of the attributes of our Subordinate Voting Shares and preferred shares.
CONSOLIDATED CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as at December 31, 2020 (i) on an actual basis and (ii) on an adjusted basis to give effect to the completion of the Offering (assuming no exercise of the Over-Allotment Option). This table should be read in conjunction with our Interim Financial Statements and Interim MD&A, each of which is incorporated by reference in this Prospectus Supplement.
	As at December 31, 2020
	Actual	After giving effect to the Offering
	(in thousands of US$)
Cash and cash equivalents	$232,646	$ (1)

Debt
Long-term debt	$29,752	$
Total debt	$29,752	$

Equity
Share capital(2)	$1,920,064	$ (3)
Additional paid-in capital	$28,171	$
Accumulated other comprehensive income	$14,768	$
Accumulated deficit	$(595,712)	$
Total equity	$1,367,291	$
Total capitalization	$1,397,043	$
(1)
The amount included in the table includes the estimated net proceeds of the Offering to be received by the Company from the sale of Offered Shares, after deducting the estimated expenses of the Offering, assuming all such estimated expenses were paid at closing. The amount does not reflect the use of proceeds set out under “Use of Proceeds”.

(2)
Immediately following closing of the Offering, based on the number of shares outstanding as of February 5, 2021 and assuming no exercise of the Over-Allotment Option, 125,864,057 Subordinate Voting Shares and no preferred shares will be issued and outstanding.

(3)
The amount included in the table includes additional share capital raised by the Company through the Offering from the sale of Offered Shares after deducting the Underwriters’ fee relating to the Offered Shares and the other estimated expenses of the Offering.

PRIOR SALES
The following summarizes the issuance by the Company or the sale by the Selling Shareholders of Subordinate Voting Shares and of securities that are convertible or exchangeable into Subordinate Voting Shares during the 12-month period preceding the date of this Prospectus Supplement.
Date of Issuance	Type of Security	Number of Securities	Issuance / Exercise Price per Security
February 5, 2020 to February 5, 2021	Subordinate Voting Shares (exercise of options)(1)	2,289,382	C$0.372 to C$43.20 US$0.4473 to US$7.15
February 5, 2020 to February 5, 2021	Subordinate Voting Shares (settlement of restricted share units)(2)	17,603	C$31.60 to C$85.09(3)
February 5, 2020 to February 5, 2021	Options to purchase Subordinate Voting Shares(4)	2,978,315	C$33.39 to C$75.88 US$59.49
February 27, 2020	Subordinate Voting Shares(5)	4,695,000	C$37.30
May 8, 2020	Subordinate Voting Shares(6)	25,099	C$24.58
July 24, 2020	Subordinate Voting Shares(7)	149,851	C$32.89
September 15, 2020	Subordinate Voting Shares(8)	10,896,196	US$30.50
September 15, 2020	Subordinate Voting Shares(9)	238,456	US$30.50
November 25, 2020	Subordinate Voting Shares(10)	7,437,452	US$45.79
November 25, 2020	Options to purchase Subordinate Voting Shares(11)	1,226,214	US$6.40(11)
December 1, 2020 to December 8, 2020	Subordinate Voting Shares(12)	5,895,365	US$52.05
December 1, 2020	Subordinate Voting Shares(13)	14,429,466	N/A
January 26, 2021	Subordinate Voting Shares(14)	19,092	C$36.52
(1)
Exercise of options to purchase Subordinate Voting Shares under our 2012 Legacy Option Plan, our 2016 Legacy Option Plan, our omnibus incentive plan (the “Omnibus Incentive Plan”) and our ShopKeep Amended and Restated 2011 Stock Option and Grant Plan (the “ShopKeep Plan”, and together with our 2012 Legacy Option Plan, our 2016 Legacy Option Plan and our Omnibus Incentive Plan, the “Incentive Plans”), and which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company. See “Legacy Option Plans” and “Amended and Restated Omnibus Incentive Plan” in the Proxy Circular incorporated by reference herein. The Omnibus Incentive Plan was last amended and restated on August 6, 2020.

(2)	Settlement of restricted share units under our Omnibus Incentive Plan.
(3)	Settlement price of restricted share units under our Omnibus Incentive Plan.
(4)
Grants of options to purchase Subordinate Voting Shares under our Omnibus Incentive Plan and issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company.

(5)	Issued from treasury as part of the Company’s offering of Subordinate Voting Shares under a prospectus supplement dated February 20, 2020.
(6)	Issued as acquisition-related compensation payable as part of the acquisition of Chronogolf Inc. by the Company.
(7)	Issued as acquisition-related compensation payable as part of the acquisition of Kounta Holdings Pty Ltd by the Company.
(8)	Issued from treasury as part of the Company’s offering of Subordinate Voting Shares under a prospectus supplement dated September 10, 2020.
(9)
Issued as a result of the conversion of Multiple Voting Shares held by DHIDasilva Holdings Inc. into Subordinate Voting Shares on a one-for-one basis in connection with the offering of such Subordinate Voting Shares under a prospectus supplement dated September 10, 2020.

(10)	Issued as acquisition-related compensation payable as part of the ShopKeep Acquisition.
(11)	In connection with the ShopKeep Acquisition, the Company assumed the ShopKeep Plan, and the outstanding stock options thereunder converted into options to purchase 1,226,214 Subordinate Voting Shares.
(12)	Issued as acquisition-related compensation payable on December 1, December 4 and December 8, 2020 as part of the Upserve Acquisition.
(13)	Issued as a result of the automatic conversion of all of the Multiple Voting Shares into Subordinate Voting Shares on a one-for-one basis.
(14)	Issued as contingent consideration as part of the acquisition of Gastrofix GmbH by the Company.
On March 10, 2020, May 29, 2020 and June 15, 2020, Asha Hotchandani (Bakshani) exercised vested options to purchase Subordinate Voting Shares under our Incentive Plans to acquire 10,000, 18,500 and 22,380 Subordinate Voting Shares, respectively. All such Subordinate Voting Shares were subsequently sold on the facilities of the TSX on or about such dates at a price of C$26.58, C$31.73 and C$32.55, respectively.

On May 29, 2020, Brandon Nussey, Daniel Micak and Jean Paul Chauvet exercised vested options to purchase Subordinate Voting Shares granted under our Incentive Plans to acquire 175,000, 25,000 and 300,000 Subordinate Voting Shares, respectively. All such Subordinate Voting Shares were sold on such date pursuant to a private agreement with an affiliate of a Canadian chartered bank at a price of C$33.75.
On September 15, 2020, Asha Hotchandani (Baskhani), Brandon Nussey, Daniel Micak and Jean Paul Chauvet exercised vested options to purchase Subordinate Voting Shares granted under our Incentive Plans to acquire 7,948, 119,228, 7,948 and 119,228 Subordinate Voting Shares, respectively. All such Subordinate Voting Shares were sold to underwriters at a price of US$30.50 in connection with the Company’s offering of Subordinate Voting Shares under a prospectus supplement dated September 10, 2020.
On September 15, 2020, DHI sold 238,456 Subordinate Voting Shares to underwriters at a price of US$30.50 in connection with the Company’s offering of Subordinate Voting Shares under a prospectus supplement dated September 10, 2020.
On December 4, 2020, Asha Hotchandani (Bakshani) and Daniel Micak exercised vested options to purchase Subordinate Voting Shares granted under our Incentive Plans to acquire 12,500 and 11,906 Subordinate Voting Shares, respectively. Asha Hotchandani (Bakshani)’s 12,500 Subordinate Voting Shares were subsequently sold on the facilities of the TSX on or about such date at a price of C$76.34 per Subordinate Voting Share. Daniel Micak’s 11,906 Subordinate Voting Shares were also subsequently sold on the facilities of the TSX on or about such date at an average price of C$77.83 per Subordinate Voting Share.
On December 14, 2020, Jean Paul Chauvet exercised vested options to purchase Subordinate Voting Shares granted under our Incentive Plans to acquire 160,000 Subordinate Voting Shares. Jean Paul Chauvet’s 160,000 Subordinate Voting Shares were sold on such date pursuant to a private agreement with an affiliate of a Canadian chartered bank at a price of C$73.00.
TRADING PRICE AND VOLUME
Our Subordinate Voting Shares have been listed on the NYSE since September 10, 2020, and on the TSX since March 8, 2019, under the symbol “LSPD”.
The following table sets forth, for the period indicated, the reported high and low market prices of our Subordinate Voting Shares on the TSX in Canadian dollars.
	Price Per Subordinate Voting Share		Aggregate Monthly Trading Volume
	High	Low
February 2020	C$45.82	C$31.60	12,747,650
March 2020	C$34.01	C$10.50	22,140,350
April 2020	C$27.83	C$12.61	23,566,180
May 2020	C$36.86	C$21.55	24,777,900
June 2020	C$35.61	C$29.00	14,440,010
July 2020	C$39.34	C$32.10	12,461,550
August 2020	C$47.64	C$37.50	12,844,330
September 2020	C$48.31	C$37.51	16,781,817
October 2020	C$49.94	C$41.20	11,360,557
November 2020	C$72.69	C$41.07	13,825,190
December 2020	C$90.76	C$67.50	13,213,287
January 2021	C$99.89	C$77.77	11,463,326
February 1, 2021 – February 5, 2021	C$104.98	C$84.16	4,307,367

The following table sets forth, for the period indicated, the reported high and low market prices of our Subordinate Voting Shares on the NYSE in U.S. dollars.
	Price Per Subordinate Voting Share		Aggregate Monthly Trading Volume
	High	Low
September 10, 2020 – September 30, 2020	US$32.68	US$28.29	6,065,411
October 2020	US$39.91	US$30.95	5,935,687
November 2020	US$56.00	US$31.00	7,603,591
December 2020	US$71.00	US$52.23	10,200,020
January 2021	US$79.03	US$61.43	8,573,249
February 1, 2021 – February 5, 2021	US$81.97	US$65.75	3,122,123

PLAN OF DISTRIBUTION
General
Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have agreed to purchase, as principals, severally and not jointly (within the meaning of such terms under the laws of the State of New York) on the Closing Date, or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than    , 2021, the number of Offered Shares set out opposite their respective names below, representing an aggregate of 7,000,000 Offered Shares, at a price of US$    per Offered Share, for an aggregate gross consideration of US$   , payable in cash against delivery of the Offered Shares. The Offering Price was determined by negotiation between the Company and the Underwriters, with reference to the then-current market price for the Subordinate Voting Shares.
Underwriter	Number of Offered Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
BMO Nesbitt Burns Inc.
Credit Suisse Securities (USA) LLC
RBC Dominion Securities Inc.
CIBC World Markets Inc.
KeyBanc Capital Markets Inc.
National Bank Financial Inc.
Raymond James Ltd.
TD Securities Inc.
Total	7,000,000
The Company and the Selling Shareholders have granted to the Underwriters an Over-Allotment Option, in whole or in part, from time to time not later than 30 days after the Closing Date, to purchase from the Company and the Selling Shareholders the Additional Shares on the same terms as set out above and below solely to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option is comprised of 250,000 Additional Treasury Shares and 800,000 Secondary Shares (comprised of 500,000 Subordinate Voting Shares to be sold by DHI and 300,000 Subordinate Voting Shares to be sold by the Management Selling Shareholders, as described under “Selling Shareholders”). This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of up to 1,050,000 Additional Shares to be sold by the Company and the Selling Shareholders upon exercise of the Over-Allotment Option. A purchaser who acquires Subordinate Voting Shares forming part of the over-allocation position acquires those shares under this Prospectus Supplement regardless of whether the over allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
The Offered Shares are being offered in the United States by the U.S. Underwriters and in Canada by the Canadian Underwriters pursuant to the Underwriting Agreement. The Offering is being made concurrently in Canada under the terms of the Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Offered Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. KeyBanc Capital Markets Inc. is not registered to sell securities in any Canadian jurisdiction and, accordingly, will sell Subordinate Voting Shares only outside of Canada. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Offered Shares outside of Canada and the United States.
The Underwriting Agreement provides that the Company and the Selling Shareholders (to the extent the Over-Allotment Option is exercised) will pay the Underwriters at the time of closing of the Offering a fee of US$    per Offered Share (or Additional Share, if the Over-Allotment Option is exercised) sold pursuant to the Offering. The total Underwriters’ fee for the Offering will be paid proportionately by the Company and the Selling Shareholders based on the respective number of Offered Shares and Additional Shares sold by each in the Offering (including through exercise of the Over-Allotment Option, if any). The Company has agreed to reimburse the Underwriters for FINRA and other expenses in an amount not to exceed US$35,000.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint (within the meaning of such terms under the laws of the State of New York) and are subject to certain closing conditions. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by the representatives to the Company and the Selling Shareholders, if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the NYSE, the NYSE American, the Nasdaq or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the representatives’ judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the representatives’ judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated in this Prospectus Supplement. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.
Subject to the terms of the Underwriting Agreement, the Company has also agreed to indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian and United States securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Selling Shareholders have agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including with respect to any misrepresentation in respect of certain information related solely to the Selling Shareholders furnished in writing to the Company for use in this Prospectus Supplement. Pursuant to the terms of the Amended and Restated Investor Rights Agreement entered into among Caisse de dépôt de placement du Québec (“Caisse”), DHI and the Company on September 9, 2020 (the “Investor Rights Agreement”) and other agreements, the Company has agreed to indemnify the Selling Shareholders against certain liabilities, including civil liabilities under Canadian provincial and territorial United States securities legislation, and the Selling Shareholders have agreed to indemnify the Company against liabilities with respect to certain information related solely to the Selling Shareholders, furnished in writing to the Company for use in this Prospectus Supplement. The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Offered Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Pursuant to the Underwriting Agreement, the Company has agreed that until the date that is 60 days following the date of the Underwriting Agreement (the “Restricted Period”), it will not, directly or indirectly, and will not publicly disclose any intention to, without the prior written consent of Morgan Stanley & Co. LLC, Barclays Capital Inc. and BMO Nesbitt Burns Inc., subject to certain exceptions: (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subordinate Voting Shares or any securities convertible into or exercisable or exchangeable for Subordinate Voting Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subordinate Voting Shares, or, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Subordinate Voting Shares, as applicable, or such other securities, in cash or otherwise, (iii) file any registration statement with the SEC or prospectus with any Canadian securities regulatory authority relating to the offering of any Subordinate Voting Shares or any securities convertible into or exercisable or exchangeable for Subordinate Voting Shares. The exceptions include: (a) the Offered Shares (and any Additional Shares) to be sold in the Offering; (b) the issuance of incentive compensation or equity (including the Subordinate Voting Shares) under the existing Incentive Plans of the Company, as such plans may be amended or restated, (c) any Subordinate Voting Shares issued pursuant to any existing non-employee director stock plan or dividend reinvestment plan of the Company, (d) Subordinate Voting Shares, or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnership or other strategic acquisitions, but excluding stock options); provided certain conditions are met, including that (i) the aggregate amount of Subordinate Voting Shares issued in connection with such transactions (the “Transaction Shares”) does not exceed 10% of the total shares outstanding of the Company upon consummation of the Offering, and, (ii) in the case of any such issuance prior to the expiration of the Restricted Period, each such recipient of Subordinate Voting Shares or securities agrees to be bound by restrictions applicable to the Company’s directors and officers detailed below in respect of at least 50% of the Transaction Shares received by such issuee or (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Subordinate Voting Shares, provided that certain conditions are met, including that such plan does not provide for the transfer of Subordinate Voting Shares, during the Restricted Period, and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subordinate Voting Shares may be made under such plan during the Restricted Period.
In addition, each of the Selling Shareholders and the directors of the Company have executed “lock-up” letters pursuant to which, until the date that is 60 days following the date of the final prospectus supplement relating to this Offering, they have agreed that they will not, and will not publicly disclose the intention to, without the consent of Morgan Stanley & Co. LLC, Barclays Capital Inc. and BMO Nesbitt Burns Inc., subject to certain exceptions: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subordinate Voting Shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by them or any securities convertible into or exercisable or exchangeable for Subordinate Voting Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subordinate Voting Shares. The exceptions include: (a) the Offered Shares (and any Additional Shares) sold in the Offering; (b) transactions relating to Subordinate Voting Shares or other securities acquired in open market transactions after completion of the Offering, subject to certain exceptions; (c) a bona fide gift of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares; (d) distributions of Subordinate Voting Shares or any security convertible into Subordinate Voting Shares to limited partners, members or stockholders or other equity holders of the signatory; (e) transfers of Subordinate Voting Shares or any security convertible into Subordinate Voting Shares to certain affiliates of the signatory, subject to certain exceptions, (f) the exercise of any rights to purchase, exchange or convert any stock options, or rights, or the settlement of any restricted share unit, performance share unit, deferred share unit or similar instrument, granted pursuant to the Company’s Incentive Plans existing as of the date of the Underwriting Agreement, provided that certain conditions are met; (g) a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Subordinate Voting Shares involving a change of control of the Company, provided that certain conditions are met; and (h) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Subordinate Voting Shares, provided that certain conditions are met, including that such plan does not provide for the transfer of Subordinate Voting Shares during the restricted period of the “lock-up” letter; and pledges or security interests, provided that the pledgee or beneficiary of the security interest shall sign and deliver a lock-up letter including the same restrictions set forth herein.
The Company’s Subordinate Voting Shares are listed and posted for trading on the NYSE and on the TSX under the symbol “LSPD”. The Company has applied to list the Offered Shares and the Additional Treasury Shares on the NYSE and on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE, respectively.
The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price, and the compensation realized by the Underwriters pursuant to the Offering will effectively be decreased by the amount that the price paid by purchasers for the Offered Shares is less than the original Offering Price. Any such reduction will not affect the net proceeds of the Offering received by the Company.
Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Subordinate Voting Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Subordinate Voting Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Subordinate Voting Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.
The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Subordinate Voting Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Subordinate Voting Shares available for purchase in the open market compared with the price at which they may purchase Subordinate Voting Shares through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Subordinate Voting Shares decreases, the short position created by the over-allocation position in the Subordinate Voting Shares may be filled through purchases in the open market, creating upward pressure on the price of the Subordinate Voting Shares. If, following the closing of the Offering, the market price of Subordinate Voting Shares increases, the over-allocation position in the Subordinate Voting Shares may be filled through the exercise of the Over-Allotment Option.
The Underwriters must close out any naked short position by purchasing Subordinate Voting Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Subordinate Voting Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Subordinate Voting Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Subordinate Voting Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Company will arrange for the instant deposit of the Offered Shares by the Underwriters under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on the Closing Date, or as otherwise may be agreed to with the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased.
Relationship Between the Company and Certain Underwriters
CIBC WM is a wholly owned subsidiary of CIBC, a Canadian chartered bank, which, in April 2019, entered into new credit facilities with the Company. The credit facilities of the Company currently include a US$25 million demand revolving operating credit facility (the “Revolver”), a US$30 million stand-by acquisition term loan and an uncommitted US$20 million accordion (collectively, with the Revolver, the “Credit Facilities”). Accordingly, we may be considered a “connected issuer”, as such term is defined in National Instrument 33-105 – Underwriting Conflicts, of CIBC WM. As of the date of this Prospectus Supplement, US$30 million was outstanding under the Credit Facilities.
We are in compliance with all covenants contained in the Credit Facilities and CIBC has not waived a breach of the Credit Facilities since their execution. The Credit Facilities provide for guarantees by our material subsidiaries (the “Guarantors”), and the Company and the Guarantors have provided a first priority lien over all property, subject to certain exclusions and permitted liens under the Credit Facilities.
The decision to distribute the Offered Shares pursuant to the Offering was made by the Company and the Selling Shareholders and the determination of the terms of the Offering was made through negotiations between the Company and the Underwriters. The Offering was not required or suggested (but was consented to subject to no conditions) by CIBC in its capacity as lender under the Credit Facilities. The Underwriters will not receive any benefit in connection with this Offering other than the applicable Underwriters’ fee payable to the Underwriters pursuant to the Underwriting Agreement.

In addition, certain of the Underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the EEA and the United Kingdom (each a “Relevant State”), no Subordinate Voting Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Subordinate Voting Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Subordinate Voting Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of Subordinate Voting Shares shall require the Company or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Subordinate Voting Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Subordinate Voting Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Subordinate Voting Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the Subordinate Voting Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Subordinate Voting Shares in, from or otherwise involving the United Kingdom.
Notice to Prospective Investors in Switzerland
This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Subordinate Voting Shares. The Subordinate Voting Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Subordinate Voting Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Subordinate Voting Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Subordinate Voting Shares may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in the Dubai International Financial Centre
This Prospectus Supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus. The Subordinate Voting Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Subordinate Voting Shares offered should conduct their own due diligence on the Subordinate Voting Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

Hong Kong
The Subordinate Voting Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the Subordinate Voting Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Subordinate Voting Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the Subordinate Voting Shares. Accordingly, the Subordinate Voting Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan. For Qualified Institutional Investors (QII) please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Subordinate Voting Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Subordinate Voting Shares. The Subordinate Voting Shares may be transferred only to QIIs. For Non-QII Investors please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Subordinate Voting Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Subordinate Voting Shares. The Subordinate Voting Shares may be transferred only en bloc without subdivision to a single investor.
Singapore
This Prospectus Supplement and the accompanying Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this Prospectus Supplement and the accompanying Shelf Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Subordinate Voting Shares may not be circulated or distributed, nor may the Subordinate Voting Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Subordinate Voting Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Subordinate Voting Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) pursuant to Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offer of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA
The Company has determined that the Subordinate Voting Shares are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the Subordinate Voting Shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Australia
No “prospectus” or other “disclosure document, as each of those terms are defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”), in relation to the Subordinate Voting Shares has been, or will be, lodged with the Australian Securities and Investments Commission. Each Underwriter has represented and agreed that it: (a) has not made (directly or indirectly) or invited, and will not make (directly or indirectly) or invite, an offer of the Subordinate Voting Shares for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published, and will not distribute or publish, this Prospectus Supplement, the accompanying Shelf Prospectus or any other offering material or advertisement relating to the Subordinate Voting Shares in Australia, unless: (i) the aggregate consideration payable for such Subordinate Voting Shares on acceptance of the offer is at least A $500,000 (or its equivalent in any other currency, in either case calculated in accordance with both section 708(9) of the Australian Corporations Act and regulation 7.1.18 of the Corporations Regulations 2001 of Australia) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Australian Corporations Act; (ii) the offer or invitation constitutes an offer to either a “wholesale client” or “sophisticated investor” for the purposes of Chapter 7 of the Australian Corporations Act; (iii) such action complies with any applicable laws, regulations and directives (including without limitation, the licensing requirements set out in Chapter 7 of the Australian Corporations Act) in Australia; and (iv) such action does not require any document to be lodged with Australian Securities and Investments Commission or any other regulatory authority in Australia.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Stikeman Elliott LLP, Canadian counsel to the Company, and Osler, Hoskin & Harcourt LLP, Canadian counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulation thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires as beneficial owner Subordinate Voting Shares pursuant to this Offering and who, for the purposes of the Tax Act and at all relevant times, holds Subordinate Voting Shares as capital property, deals at arm’s length with the Company or the Underwriters, is not affiliated with the Company, has not entered into, with respect to their Subordinate Voting Shares, a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement” each as defined under the Tax Act (a “Holder”). A Subordinate Voting Share will generally be capital property to a Holder provided the Holder does not acquire or hold such Subordinate Voting Share in the course of carrying on a business or as part of an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Subordinate Voting Shares.
Currency Conversion
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Subordinate Voting Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.
Residents of Canada
This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (“Resident Holder”). This portion of the summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the “mark-to-market rules” contained in the Tax Act; (b) an interest in which would, or for whom a Subordinate Voting Share would, be a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; or (d) that has elected to report its “Canadian tax results”, as defined in the Tax Act, in a currency other than the Canadian currency. Any such Holder to which this summary does not apply should consult its own tax advisor.
Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of Subordinate Voting Shares, controlled by a non-resident corporation (or pursuant to the Tax Proposals, a non-resident person or group of persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts)) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to the consequences of acquiring Subordinate Voting Shares.
Certain Resident Holders whose Subordinate Voting Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to have its Subordinate Voting Shares, and every other “Canadian Security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and advisable in their own circumstances.

Dividends on Subordinate Voting Shares
Dividends received on a Subordinate Voting Share by a Resident Holder who is an individual (other than certain trusts) will be included in computing such Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends”. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”. Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Dividends received on a Subordinate Voting Share by a Resident Holder that is a corporation will be included in computing such Resident Holder’s income for the taxation year and will generally also be deductible in computing its taxable income for that taxation year. In certain circumstances a dividend received by a Resident Holder that is a corporation may be deemed to be a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders should consult their own tax advisors regarding their particular circumstances.
A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay an additional tax under Part IV of the Tax Act on dividends received on Subordinate Voting Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income. Such additional tax may be refundable in certain circumstances. Resident Holders should contact their own tax advisors in this regard.
Dispositions of a Subordinate Voting Share
Generally, on a disposition, or a deemed disposition, of a Subordinate Voting Share a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Subordinate Voting Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Subordinate Voting Share to the Resident Holder immediately before the disposition or deemed disposition. For this purpose, the adjusted cost base to a Resident Holder of a Subordinate Voting Share will be determined at any particular time by averaging the cost of such share with the adjusted cost base of any other Subordinate Voting Shares owned by the Resident Holder as capital property at that time. Such capital gain (or capital loss) will be subject to the treatment described below under “– Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder for a taxation year must be included in computing the Resident Holder’s income for the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in that taxation year and allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years, or in any subsequent year against net taxable capital gains realized in such years.
If the Resident Holder is a corporation, any such capital loss realized on the sale of a Subordinate Voting Share may be reduced by the amount of any dividends which have been received by the Resident Holder on such Subordinate Voting Share to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Subordinate Voting Shares, directly or indirectly through a partnership or a trust. Such Resident Holder should consult its own tax advisor.
Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to alternative minimum tax depending on the Resident Holder’s circumstances.
A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax on certain investment income, including taxable capital gains (but excluding dividends or deemed dividends deductible in computing taxable income). Such additional tax may be refundable in certain circumstances. Resident Holders should contact their own tax advisors in this regard.
Non-Resident Holders
This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is not (and is not deemed to be) resident in Canada and does not use or hold (and is not deemed to use or hold) the Subordinate Voting Shares in a business carried on in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and such holders should consult their own tax advisors.
Dividends on Subordinate Voting Shares
A dividend paid or credited, or deemed to be paid or credited, on a Subordinate Voting Share to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which that Non-Resident Holder may be entitled under an applicable income tax treaty or convention. For example, the rate of withholding tax applicable to a dividend paid on a Subordinate Voting Share to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (the “Convention”), beneficially owns the dividend and is fully entitled to the benefits of the Convention will generally be reduced to 15%.
Dispositions of Subordinate Voting Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a Subordinate Voting Share unless the Subordinate Voting Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Generally, a Subordinate Voting Share will not constitute taxable Canadian property of a Non-Resident Holder at any particular time provided that the Subordinate Voting Share is listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the NYSE), unless at any time during the 60-month period immediately preceding such time: (a) at least 25% or more of the issued shares of any class or series of the capital stock of the Company owned by or belonged to any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person described in (y) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Subordinate Voting Share was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act) or options in respect of, interests in or for civil law rights in any such property (whether or not such property exists).
Notwithstanding the foregoing, a Subordinate Voting Share may also be deemed to be “taxable Canadian property” in certain circumstances. Non-Resident Holders for whom a Subordinate Voting Share is, or may be, taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of U.S. federal income tax considerations generally applicable to a “U.S. Holder” (defined below) of the ownership and disposition of the Offered Shares acquired pursuant to this prospectus supplement. This discussion does not address all potentially relevant U.S. federal income tax considerations applicable to the ownership or disposition of the Offered Shares acquired pursuant to this prospectus supplement, and unless otherwise specifically provided, it does not address any state, local or non-U.S. tax considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8 percent Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.
As used herein, the term “U.S. Holder” means a beneficial owner of the Offered Shares that, for U.S. federal income tax purposes, is: (1) a citizen or individual resident of the United States; (2) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Offered Shares, the tax treatment of a partner in the partnership or other entity or arrangement will generally depend upon the status of the partner and the activities of the partnership. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Offered Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Offered Shares acquired pursuant to this prospectus supplement.
This summary is based on the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, all of which are subject to differing interpretations and changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly on a retroactive basis. This summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.
This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Offered Shares acquired pursuant to this prospectus supplement, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass through entities and their owners, banks or other financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, persons that hold the Offered Shares other than as a capital asset (generally, property held for investment purposes), or persons that own directly, indirectly or constructively 10 percent or more of our shares by voting power or by value.
This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Offered Shares and acquiring, holding or disposing of the Offered Shares.
Distributions
Subject to the passive foreign investment company rules below, a U.S. Holder will generally recognize, to the extent out of our current or accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of a distribution on the Offered Shares. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.
The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.
We believe that we are a “qualified foreign corporation,” and therefore dividends paid by us to certain non-corporate U.S. Holders may be eligible for a preferential tax rate provided that (i) we are not treated as a passive foreign investment company, as discussed below, in the year we pay such dividend or in the prior taxable year and (ii) applicable holding period and no-hedging requirements are satisfied. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders.
Distributions to a U.S. Holder with respect to the Offered Shares may be subject to Canadian non-resident withholding tax. See “Certain Canadian Federal Income Tax Considerations” above. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the shares of a foreign corporation generally constitute foreign source income. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons collectively own, directly or indirectly, 50% or more of the voting power or value of the foreign corporation’s shares. If a portion of any dividends paid with respect to the Offered Shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes imposed in respect of such dividend, although certain elections under the Code and the Convention may be available to mitigate these effects. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.
Dispositions
Subject to the passive foreign investment company rules discussed below, upon a sale, exchange or other taxable disposition of the Offered Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the adjusted tax basis of such Offered Shares. A U.S. Holder’s initial tax basis in the Offered Shares generally will equal the cost of such Offered Shares. Such gain or loss will be a long-term capital gain or loss if the Offered Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses.
Passive Foreign Investment Company
A foreign corporation will be considered a passive foreign investment company, or a PFIC, for any taxable year in which (1) 75 percent or more of its gross income is “passive income” or (2) 50 percent or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in the foreseeable future. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we are classified as a PFIC in any year a U.S. Holder owns the Offered Shares, certain materially adverse tax consequences could apply to such U.S. Holder. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the application of PFIC rules to their investments in the Offered Shares and whether to make an election or protective election.
Required Disclosure with Respect to Foreign Financial Assets
Certain U.S. Holders are required to report information relating to an interest in the Offered Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Offered Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Offered Shares.

RISK FACTORS
An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors identified in our Interim MD&A incorporated by reference into this Prospectus Supplement and under “Risk Factors” in our Annual Information Form also incorporated by reference herein. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares could be materially adversely affected.
The COVID-19 Pandemic is adversely affecting and is expected to continue to adversely affect our business, operating results and financial condition and this adverse affect could be material.
Although the Company has shown a 79% increase in revenue for the three month period ended December 31, 2020 compared to the same period last year in spite of the challenging macro-economic environment, and partially aided by our recent acquisitions of ShopKeep and Upserve, the future impact of the COVID-19 Pandemic on our business, financial condition, and results of operations remains uncertain. The measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by SMBs as well as consumers have disrupted and will continue to disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers.
We have had to change some of our business practices in response to the pandemic and we may be required by government authorities to, or determine if appropriate to, take further actions. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and its impact on our business, financial condition and results of operations going forward. Additionally, the impact of new solutions and initiatives we have launched or will launch in response to the COVID-19 Pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such solutions and initiatives.
Many of the measures attempting to contain and mitigate the effect of the COVID-19 virus were implemented in March 2020, and thus have impacted our results for the three and nine months ended December 31, 2020. We are uncertain of the impact of these measures in subsequent quarters as, even though many jurisdictions were able to ease measures after an initial period, many have strengthened or re-strengthened measures, including forced business closures, with resurgences of COVID-19 cases in many of the geographies we serve around the world. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include the duration and magnitude of the COVID-19 Pandemic, actions taken to contain the virus, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners, vendors, customers as well as the end consumers.
The current global crisis has impacted and continues to impact our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It is also limiting their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. In the nine months ended December 31, 2020, we have engaged in several customer-focused initiatives, such as subscription discounts and deferred payment arrangements, aimed at supporting our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We intend to continue such customer-focused initiatives in the verticals and jurisdictions that continue to be significantly impacted by the COVID-19 Pandemic and we expect this to continue to have a negative impact on our business, financial condition and results of operations as long as measures taken to limit the spread of COVID-19 persist.
COVID-19 has also caused heightened uncertainty in the global economy. If economic growth slows further, consumers may not have the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers (which are SMBs that are more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or potential losses for ShopKeep’s merchant cash advance program, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at December 31, 2020, although we have taken a $0.4 million and $1.6 million increase in our provision for uncollectible accounts in the three and nine months ended December 31, 2020, respectively, due to the heightened risk of bankruptcies and business closures amongst our customers. Since the impact of the COVID-19 Pandemic is ongoing, the effect of the COVID-19 outbreak and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of our Subordinate Voting Shares, increasing the risk that securities class action litigation could be instituted against us, as described under “The market price of our Subordinate Voting Shares may be volatile and your investment could suffer or decline in value.”
The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.
We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations from COVID-19, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us.
Our management will have broad discretion in the application of the net proceeds of the Offering.
We cannot specify with certainty the particular uses of the net proceeds we will receive from the Offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds”. Accordingly, a purchaser of Subordinate Voting Shares will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this Offering in ways that our shareholders might not desire, that might not yield a favourable return and that might not increase the value of a purchaser’s investment. The failure by our management to apply these funds effectively could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Notably, we have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position, and involve other risks and uncertainties outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein.
The Company has acquired numerous companies, and may in the future acquire other companies, pursuant to its acquisition strategy. As such, at any given time, the Company typically considers, or may be in the process of negotiating, a number of potential acquisitions, some of which may be material in size. In connection with such potential acquisitions, the Company regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers, and conducts due diligence as applicable. The Company does not in every case proceed to the closing of a transaction. The Company typically does not publicly announce a prospective acquisition prior to the time it enters into a definitive agreement with respect thereto, and may not publicly announce non-material acquisitions until a closing occurs, or at all. Accordingly, at any given time, an acquisition announcement could be imminent. Moreover, the Company has historically offered Subordinate Voting Shares as a significant component of the purchase price for acquisitions. The announcement of any material acquisition by the Company (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of the Subordinate Voting Shares. Further, the Company cannot predict the reaction of the market, or of the Company’s stakeholders, customers or competitors, to the announcement of any such material acquisition or to rumours thereof.
Pending their use, we may invest the net proceeds of the Offering in a manner that does not produce income or that loses value.

The market price of our Subordinate Voting Shares may be volatile and your investment could suffer or decline in value.
The market price of our Subordinate Voting Shares has fluctuated in the past and we expect it to fluctuate in the future, and it may decline below the Offering Price. Some of the factors that may cause the market price of our Subordinate Voting Shares to fluctuate include: volatility in the market price and trading volume of comparable companies; actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts; adverse market reaction to any indebtedness we may incur or securities we may issue in the future; short sales, hedging and other derivative transactions in our Subordinate Voting Shares; technical factors in the public trading market for our Subordinate Voting Shares that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our Subordinate Voting Shares, access to margin debt, trading in options and other derivatives on our Subordinate Voting Shares and other technical trading factors; litigation or regulatory action against us; investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with applicable securities regulators, including our financial statements; publication of research reports or news stories about us, our competitors or our industry; positive or negative recommendations or withdrawal of research coverage by securities analysts; changes in general political, economic, industry and market conditions and trends, including as a result of the COVID-19 Pandemic and the market reaction thereto; sales of our Subordinate Voting Shares by existing shareholders; recruitment or departure of key personnel; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and the other risk factors described in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein.
Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in our Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of our Subordinate Voting Shares.
In addition, broad market and industry factors may harm the market price of our Subordinate Voting Shares. Therefore, the price of our Subordinate Voting Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Subordinate Voting Shares regardless of our operating performance. Specifically, in recent periods, the stock market has experienced heightened volatility as a result of the COVID-19 Pandemic. This volatility has had a negative impact on the market price of securities issued by many companies, including ours and other companies in our industry. There can be no assurance that continuing fluctuations in price and volume will not continue or reoccur. If such increased levels of volatility and market turmoil continue or reoccur for a prolonged period of time, our operations and the trading price of our Subordinate Voting Shares may be materially adversely affected.
In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, fines and penalties (for which our director and officer liability insurance could be insufficient), our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.
We do not currently anticipate paying dividends on the Subordinate Voting Shares, and, consequently, purchasers in the Offering may never receive a return on their investment.
Our current policy is to reinvest our earnings to finance the growth of our business. Therefore, we do not anticipate paying any cash dividends on our securities, including the Subordinate Voting Shares, in the foreseeable future. Any future determination to pay dividends on our securities will be at the discretion of our board of directors and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that our board of directors may deem relevant. Until the time that we do pay dividends, which we might never do, our shareholders will not be able to receive a return on their Subordinate Voting Shares unless they sell such Subordinate Voting Shares for a price greater than their acquisition price, and such appreciation may never occur.

Future sales, or the perception of future sales, of Subordinate Voting Shares by existing shareholders or by us, or future dilutive issuances of Subordinate Voting Shares by us, could adversely affect prevailing market prices for the Subordinate Voting Shares.
Subject to compliance with applicable securities laws, sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares intend to sell Subordinate Voting Shares, could reduce the prevailing market price of our Subordinate Voting Shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our Subordinate Voting Shares. If the market price of our Subordinate Voting Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment. Moreover, the Company has historically offered Subordinate Voting Shares as a significant component of the purchase price for acquisitions.
Following the consummation of this Offering, the Company, each Selling Shareholder and all directors of the Company will be subject to “lock-up” restrictions, as described under “Plan of Distribution”. The applicable Underwriters might waive the provisions of these “lock-up” restrictions and allow the Company to, among other things, issue additional Subordinate Voting Shares, or allow the Selling Shareholders or the directors of the Company to sell their Subordinate Voting Shares at any time. There are no pre-established conditions for the grant of such a waiver by the applicable Underwriters, and any decision by the applicable Underwriters to waive those conditions may depend on a number of factors, which might include market conditions, the performance of our Subordinate Voting Shares in the market and our financial condition at that time. If the “lock-up” restrictions of the Company are waived, additional Subordinate Voting Shares may be issued, and if the “lock-up” restrictions of the Selling Shareholders or the directors of the Company are waived, additional Subordinate Voting Shares will be available for sale into the public market, subject to applicable securities laws, which, in both cases, could reduce the prevailing market price for our Subordinate Voting Shares.
Moreover, Caisse has the right under the Investor Rights Agreement to require us to file a prospectus covering their registrable securities or to include their registrable securities in prospectuses or registration statements that we may file for ourselves or on behalf of Caisse. A copy of the Investor Rights Agreement is available under the Company's profile on SEDAR at www.sedar.com. As at February 5, 2021, Caisse owned 24,286,219 Subordinate Voting Shares, representing approximately 20.43% of the issued and outstanding Subordinate Voting Shares of the Company as at that date. Following the Offering, Caisse will own approximately 19.30% of the issued and outstanding Subordinate Voting Shares of the Company (or approximately 19.21% if the Over-Allotment Option is exercised in full).
In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying Subordinate Voting Shares). As a result, these holders may need to sell Subordinate Voting Shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of Subordinate Voting Shares being sold in the public market, and reduced long-term holdings of Subordinate Voting Shares by our management and employees.
Our constating documents permit us to issue additional securities in the future, including Subordinate Voting Shares and preferred shares without additional shareholder approval.
Our restated articles of incorporation permit us to issue an unlimited number of Subordinate Voting Shares. We anticipate that we will, from time to time, issue additional Subordinate Voting Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSX and the NYSE, we will not be required to obtain the approval of shareholders for the issuance of additional Subordinate Voting Shares. Any further issuances of Subordinate Voting Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.
Our restated articles of incorporation also permit us to issue an unlimited number of preferred shares, issuable in series. While we have no present plans to issue any preferred shares, our board of directors has the authority to issue preferred shares and determine the price, designation, rights, (including voting and dividend rights), preferences, privileges, restrictions and conditions of such preferred shares and to determine to whom they shall be issued. Any issuance of preferred shares may result in further dilution to existing shareholders and have an adverse effect on the value of their shareholdings. We cannot foresee the terms and conditions of any future offerings of preferred shares nor the effect they may have on the market price of the Subordinate Voting Shares.
If you purchase Subordinate Voting Shares in this Offering, you will suffer immediate and substantial dilution of your investment.
We expect that our Subordinate Voting Shares will be offered at a price that is substantially higher than the net tangible book deficit per share. Therefore, if you purchase our Subordinate Voting Shares in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering.
Based on a public offering price of US$    per Subordinate Voting Share, you would experience immediate dilution of US$    per Subordinate Voting Share, representing the difference between our pro forma net tangible book deficit per share as of December 31, 2020, after giving effect to this offering.
We have incurred and will continue to incur increased costs as a result of being a public company in the United States, and our management has devoted and will be required to devote substantial time to United States public company compliance efforts.
As a public company in the United States, we have incurred and will continue to incur additional legal, accounting, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition.
If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory and governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance with the current cost being approximately US$10 million annually, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.
The U.S. Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our Subordinate Voting Shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.
Following a transition period permitted for a newly-public company in the United States, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than we do.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements. As we continue to increase our presence in the United States, we may cease to qualify as a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States.
The Company is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.
The Company is governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Company’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Company’s articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of the Company’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.
Securities analysts’ research or report could impact the price of the Subordinate Voting Shares.
The trading market for the Subordinate Voting Shares may be facilitated in part by the research and reports that industry or financial analysts publish about us or our business. If few analysts provide coverage about us or our business, the trading price of the Subordinate Voting Shares could be lower than otherwise. If one or more of the analysts covering us or our business downgrade their evaluations of us, our business or the value of the Subordinate Voting Shares, the price of the Subordinate Voting Shares could decline. If one or more of these analysts cease to cover us or our business, we could lose visibility in the market for the Subordinate Voting Shares, which in turn could cause the price of the Subordinate Voting Shares to decline.
We may incur additional costs to maintain legitimate means for our transfer and receipt of personal data from European countries, or may be unable to maintain such legitimate means.
With regard to transfers to the U.S. of personal data (as such term is defined under the General Data Protection Regulation) from our European employees, customers and users, we relied until recently upon the EU - U.S. Privacy Shield, as well as EU standard contractual clauses in certain circumstances. Both the EU - U.S. Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU - U.S. Privacy Shield being recently invalidated by the Court of Justice of the European Union (“CJEU”). While the validity of the EU standard contractual clauses was confirmed by the CJEU, the use of the standard clauses with respect to data transfers to the U.S. may be subject to further challenge and subsequent guidance from the European Data Protection Board has cast doubt on their adequacy. The U.S. Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU - U.S. Privacy Shield framework that would comply with the CJEU decision. Similar discussions are also necessary with Switzerland, which is not an EU member, and the UK, which has ceased to be an EU member. However, such an enhancement to the program may not be created, and any such enhancement could be subject to further challenge before the European courts. Accordingly, we may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of European residents, including arrangements to store and process such data outside the U.S. We may also be unsuccessful in maintaining legitimate means for our transfer and receipt of personal data from European countries. The regulatory environment applicable to the handling of the personal data of European residents, and our actions taken in response may cause us to assume additional liabilities or incur additional costs, and could result in our business, operating results and financial condition being harmed. Additionally, should we continue to transfer the personal data of European residents to the U.S. without a solution that is compliant with the GDPR (and equivalent laws of the UK and Switzerland), we and our customers may face a risk of enforcement actions by data protection authorities in Europe relating to personal data transfers to us and by us from European countries. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.
As the Company is a Canadian corporation and most of its directors and officers and the Selling Shareholders reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.
The Company is governed by the CBCA with its principal place of business in Canada, most of its directors and officers and the Selling Shareholders reside or are organized in Canada or the provinces thereof and the majority of the Company’s assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Certain of our directors, namely Patrick Pichette, Rob Williams and Merline Saintil, reside outside of Canada. Each of them has appointed Lightspeed POS Inc., 700 Saint-Antoine Street East, Suite 300, Montréal, Québec, Canada, H2Y 1A6, as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on our behalf by Stikeman Elliott LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP with respect to Canadian legal matters and Latham & Watkins LLP with respect to U.S. legal matters. As at the date of this Prospectus Supplement, the partners and associates of each of Stikeman Elliott LLP and Osler, Hoskin & Harcourt LLP beneficially own, directly and indirectly, less than one percent of our outstanding securities or other property, or that of our affiliates.
AUDITORS, REGISTRAR AND TRANSFER AGENT
Our independent auditor is PricewaterhouseCoopers LLP, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, H3B 4Y1. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec) and of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).
The independent auditors of ShopKeep for the consolidated balance sheets of ShopKeep as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes to such financial statements, which financial statements and notes, and their report thereon (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to management’s conclusion that substantial doubt existed over ShopKeep Inc.’s ability to continue as a going concern), are included in the Business Acquisition Report, are Deloitte & Touche LLP, at their principal office in Parsippany, New Jersey, United States. Deloitte & Touche LLP is independent with respect to the company under the American Institute of Certified Public Accountants (“AICPA”) Code of Professional Conduct and its interpretations.
The independent auditors of Upserve for the consolidated balance sheets of Al Dente Intermediate Holdings, LLC as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, members’ equity, and cash flows for each of the years then ended, and the related notes to such financial statements, which financial statements and notes, and their report thereon (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to management’s adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers), are included in the Business Acquisition Report, are Deloitte & Touche LLP, at their principal office in Boston, Massachusetts, United States. Deloitte & Touche LLP is independent with respect to the company under the AICPA Code of Professional Conduct and its interpretations.
The transfer agent and registrar for our Subordinate Voting Shares in Canada is AST Trust Company (Canada), at its principal office in Montréal, Québec, and in the United States is American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from Lightspeed’s directors and officers, as applicable; (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of Stikeman Elliott LLP; (v) the consent of Osler, Hoskin & Harcourt LLP; (vi) the consents of Deloitte & Touche LLP; (vii) the Underwriting Agreement; and (viii) the form of indenture relating to debt securities that may be issued under the Shelf Prospectus.

SECOND AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS
(amending and restating the amended and restated short form base shelf prospectus dated February 6, 2020)
New Issue and/or Secondary Offering	September 2, 2020

LIGHTSPEED POS INC.
C$2,000,000,000
Subordinate Voting Shares
Preferred Shares
Debt Securities
Warrants
Subscription Receipts
Units
Lightspeed POS Inc. (the “Company”, “Lightspeed”, “us”, “we” or “our”) may offer, issue and sell, as applicable, from time to time subordinate voting shares (“Subordinate Voting Shares”), preferred shares (“Preferred Shares”), debt securities (“Debt Securities”), warrants (“Warrants”) to acquire any of the other securities that are described in this second amended and restated short form base shelf prospectus (the “Prospectus”), subscription receipts (“Subscription Receipts”) to acquire any of the other securities that are described in this Prospectus, and units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), for up to an aggregate offering price of C$2,000,000,000, in one or more transactions during the 25-month period commencing August 6, 2019 that this Prospectus, including any amendments hereto, remains effective.
We will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.
All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities offered pursuant to this Prospectus.
Our Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of Securities other than an “at-the-market distribution” (as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)), unless otherwise specified in the relevant Prospectus Supplement the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”. A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold, the compensation of such underwriters, dealers or agents and other material terms of the plan of distribution.
No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
Our Subordinate Voting Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “LSPD”. On September 1, 2020, the last trading day prior to the date of this Prospectus, the closing price of the Subordinate Voting Shares on the TSX was C$47.60. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Subordinate Voting Shares will not be listed on any securities exchange. There is currently no market through which such Securities other than

Subordinate Voting Shares may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.
Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences. This Prospectus does not discuss Canadian or other tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
The Company has two classes of issued and outstanding shares: the Subordinate Voting Shares and the multiple voting shares (“Multiple Voting Shares”). The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Subordinate Voting Shares and the Multiple Voting Shares are substantially identical with the exception of the multiple voting rights and conversion rights attached to the Multiple Voting Shares. Each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to four votes on all matters upon which the holders of shares are entitled to vote, and the holders of Subordinate Voting Shares and Multiple Voting Shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by our articles. The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances, including at such time that is the earlier to occur of the following: (i) Permitted Holders (as defined herein) that hold Multiple Voting Shares no longer beneficially owning, as a group, directly or indirectly and in the aggregate, at least 12.5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares (on a non-diluted basis); and (ii) Dax Dasilva no longer serving as a director or member of senior management of the Company. See “Description of Share Capital – Conversion”. The holders of Subordinate Voting Shares benefit from contractual provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. See “Description of Share Capital – Take-Over Bid Protection”.
Certain of our directors, namely Patrick Pichette, Rob Williams and Merline Saintil, reside outside of Canada. Each of Patrick Pichette, Rob Williams and Merline Saintil have appointed Lightspeed POS Inc., 700 Saint-Antoine Street East, Suite 300, Montréal, Québec, Canada, H2Y 1A6, as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.
No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.
Our head and registered office is located at 700 Saint-Antoine Street East, Suite 300, Montréal, Québec, Canada, H2Y 1A6, and our telephone number is (514) 907-1801.

ABOUT THIS PROSPECTUS
Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein). We take no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted. Readers are required to inform themselves about, and to observe any restrictions relating to, any offer of Securities and the possession or distribution of this Prospectus and any applicable Prospectus Supplement.
Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.
This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 700 Saint-Antoine Street East, Suite 300, Montréal, Québec, H2Y 1A6, telephone: (514) 907-1801, and are also available electronically at www.sedar.com.
The following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:
(a)	the annual information form of the Company dated May 21, 2020 for the year ended March 31, 2020 (the “Annual Information Form”);
(b)	the audited consolidated financial statements of the Company as at and for the years ended March 31, 2020 and 2019, together with the notes thereto and the independent auditor’s report thereon;
(c)
the management’s discussion and analysis of financial condition and results of operations of the Company for the three months ended March 31, 2020 and 2019 and the years ended March 31, 2020 and 2019 (the “Annual MD&A”);

(d)
the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2020 and for the three-month periods ended June 30, 2020 and 2019, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of financial condition and results of operations of the Company for the three-month period ended June 30, 2020 (the “Interim MD&A”); and
(f)	the management information circular of the Company dated June 26, 2020 in connection with the annual meeting of shareholders of the Company held on August 6, 2020.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.
Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report on such annual financial statements, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.
Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.
A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information included in this Prospectus and in the documents incorporated by reference herein may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic declared by the World Health Organization on March 11, 2020, as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, our business plans and strategies, and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements in this Prospectus or in the documents incorporated by reference herein that refer to expectations, intentions, projections or other characterizations of future events or circumstances, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
The forward-looking information included in this Prospectus and in the documents incorporated by reference herein is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors in the “Summary of Factors Affecting our Performance” sections of our Annual MD&A and Interim MD&A and in the “Risk Factors” section of our Annual Information Form, as well as those contained in any Prospectus Supplement. Our Annual MD&A, Interim MD&A and our Annual Information Form are available under our profile on SEDAR at www.sedar.com.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the documents incorporated by reference herein should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, prospective investors should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus and in the documents incorporated by reference herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this Prospectus, in the documents incorporated by reference herein and in any Prospectus Supplement is expressly qualified by the foregoing cautionary statements.
TRADEMARKS AND TRADE NAMES
This Prospectus and the documents incorporated by reference herein include certain trademarks and trade names which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this Prospectus and in the documents incorporated by reference herein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks used in this Prospectus or the documents incorporated by reference herein are the property of their respective owners.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
In this Prospectus, references to “C$” are to Canadian dollars and to “US$” are to U.S. dollars. On September 1, 2020, the Bank of Canada rate of exchange was C$1.00 = US$0.7660 or US$1.00 = C$1.3055.
Our annual financial statements and our interim financial statements are reported in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
LIGHTSPEED POS INC.
Mission
At Lightspeed, our mission is to bring cities and communities to life by powering small and medium-sized businesses (“SMBs”). We believe cities and communities are built on the presence and success of local SMBs and that these businesses are integral to the vibrancy of their communities. Running an independent business, however, is becoming increasingly complex. Consumer behaviors and expectations are changing, fueled by the influence of new technologies pushing consumers towards an omni-channel experience. Our solutions equip independent businesses with the technology required to transform the way they manage their operations and exceed consumers’ expectations in this changing environment.
Business of the Company
Lightspeed provides easy-to-use, omni-channel commerce-enabling software as a service platforms. Our leading software platforms provide our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their business. We operate globally, empowering single- and multi-location retailers, restaurants and other SMBs to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We believe that our platforms are essential to our customers’ ability to run and grow their businesses. As a result, most of our revenue is recurring and we have a strong track-record of growing revenue per customer over time.
Our solutions are specifically tailored to meet the needs of SMBs, essentially democratizing technology previously available only to large enterprises.
We provide our customers with a comprehensive commerce operating system, comprising easy-to-use and affordable platforms with end-to-end capabilities that help them grow. Our platforms are built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their businesses become more complex. Our platforms help SMBs avoid having to stitch together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
Our cloud platforms are designed around three interrelated elements: omni-channel consumer experience, a comprehensive back office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platforms include full omni-channel capabilities, point of sale, product and menu management, inventory management, analytics and reporting, multi-location connectivity, loyalty, customer management and financial services.
Our position at the point of commerce puts us in a privileged position for payment processing and allows us to collect transaction-related data insights. Lightspeed Payments, our payments processing solution, has been available to our U.S. retail customers for over one year and has recently been made available to Canadian retail customers and U.S. hospitality customers. We believe that the broader rollout of Lightspeed Payments will further align us with our customers’ success and represents a significant growth opportunity for our Company.
We sell our solutions primarily through our direct sales force in North America, Europe and Australia, supplemented by indirect channels in other countries around the world. Our platforms are well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments.
Our head and registered office is located at 700 Saint-Antoine Street East, Suite 300, Montréal, Québec, Canada, H2Y 1A6, and our telephone number is (514) 907-1801. Additional information about our business is included in the documents incorporated by reference into this Prospectus, which are available under our profile at www.sedar.com.
Recent Developments
On August 17, 2020, Merline Saintil was appointed to our Board of Directors. Ms. Saintil brings over 20 years of experience as a technology leader and business executive to our Board of Directors.
SELLING SECURITYHOLDERS
Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. Any Prospectus Supplement that we file in connection with an offering of Securities by selling securityholders will include the following information:
•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;
•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;
•
the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and
•	all other information that is required to be included in the applicable Prospectus Supplement.
USE OF PROCEEDS
The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Company will not receive any proceeds from any sale of any Securities by selling securityholders.
DESCRIPTION OF SHARE CAPITAL
The following description of our share capital summarizes certain provisions contained in our restated articles of incorporation (the “Articles”) and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles and by-laws.
Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 78,597,617 were issued and outstanding as of September 1, 2020, (ii) an unlimited number of Multiple Voting Shares, of which 14,667,922 were issued and outstanding as of September 1, 2020, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding as of September 1, 2020. All of the issued and outstanding Multiple Voting Shares are, directly or indirectly, held by Dax Dasilva and his Permitted Holders (as defined below).
The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada. We are exempt from the requirements of Part 12 of National Instrument 41-101 — General Prospectus Requirements on the basis that the securities that may be offered hereunder are the same class of securities distributed under the prospectus filed in connection with our March 15, 2019 initial public offering (the “IPO”) and we were a private issuer within the meaning of such term under applicable securities laws in Canada immediately before our IPO.
Subordinate Voting Shares and Multiple Voting Shares
Except as described herein, the Subordinate Voting Shares and Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Company as if they were one class of shares. Holders of Multiple Voting Shares and Subordinate Voting Shares have no pre-emptive rights or conversion or exchange rights or other subscription rights, except that each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share and our Multiple Voting Shares will automatically convert into Subordinate Voting Shares upon certain transfers and other events, as described below under “Conversion”. There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our Subordinate Voting Shares or Multiple Voting Shares. There is no provision in our Articles requiring holders of Subordinate Voting Shares or Multiple Voting Shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the Subordinate Voting Shares and Multiple Voting Shares are subject to and may be adversely affected by, the rights attached to any series of Preferred Shares that we may designate in the future.
Rank
The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of

Subordinate Voting Shares and the holders of Multiple Voting Shares are entitled to participate equally in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares, subject to the rights of the holders of any Preferred Shares.
Dividends
The holders of outstanding Subordinate Voting Shares and Multiple Voting Shares are entitled to receive dividends at such times and in such amounts and form as our board of directors (the “Board”) may from time to time determine, but subject to the rights of the holders of any Preferred Shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares. We are permitted to pay dividends unless there are reasonable grounds for believing that: (i) we are, or would after such payment be, unable to pay our liabilities as they become due; or (ii) the realizable value of our assets would, as a result of such payment, be less than the aggregate of our liabilities and stated capital of all classes of shares. In the event of a payment of a dividend in the form of shares, Subordinate Voting Shares shall be distributed with respect to outstanding Subordinate Voting Shares and Multiple Voting Shares shall be distributed with respect to outstanding Multiple Voting Shares, unless otherwise determined by our Board.
Voting Rights
The holders of outstanding Subordinate Voting Shares are entitled to one vote per share and the holders of Multiple Voting Shares are entitled to four votes per share. As of September 1, 2020, the Subordinate Voting Shares collectively represented approximately 84.27% of our issued and outstanding shares and approximately 57.26% of the voting power attached to all of our issued and outstanding shares, and the Multiple Voting Shares collectively represented approximately 15.73% of our issued and outstanding shares and approximately 42.74% of the voting power attached to all of our issued and outstanding shares.
Conversion
The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that a Multiple Voting Share shall be held by a Person other than a Permitted Holder (each such term as defined herein), the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share.
In addition, all Multiple Voting Shares held by Permitted Holders will convert automatically into Subordinate Voting Shares at such time that is the earlier to occur of the following (i) Permitted Holders that hold Multiple Voting Shares no longer beneficially owning, as a group, directly or indirectly and in the aggregate, at least 12.5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares (on a non-diluted basis), and (ii) Dax Dasilva no longer serving as a director or member of senior management of the Company.
For the purposes of the foregoing:
“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;
“Permitted Holders” means (i) Dax Dasilva and any Members of the Immediate Family of Dax Dasilva, and (ii) any Person controlled, directly or indirectly, by one or more Persons referred to in clause (i) above;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company; and
A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
Subdivision or Consolidation
No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares may be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.
Certain Class Votes
Except as required by the Canada Business Corporations Act (the “CBCA”), applicable Canadian securities laws or our Articles, holders of Subordinate Voting Shares and Multiple Voting Shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our Articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:
•	add, change or remove the rights, privileges, restrictions or conditions attached to the shares of that class;
•	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and
•	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.
Without limiting other rights at law of any holders of Subordinate Voting Shares or Multiple Voting Shares to vote separately as a class, neither the holders of the Subordinate Voting Shares nor the holders of the Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a) and (e) of subsection 176(1) of the CBCA. Pursuant to our Articles, neither holders of our Subordinate Voting Shares nor holders of our Multiple Voting Shares will be entitled to vote separately as a class on a proposal to amend our Articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Subordinate Voting Shares and Multiple Voting Shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our Articles in respect of such exchange, reclassification or cancellation.
Pursuant to our Articles, holders of Subordinate Voting Shares and Multiple Voting Shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Subordinate Voting Shares and Multiple Voting Shares, each voting separately as a class.
Shareholder Meetings
Holders of our Subordinate Voting Shares and Multiple Voting Shares are entitled to attend and vote at meetings of our shareholders except meetings at which only holders of a particular class are entitled to vote.
Take-Over Bid Protection
Under applicable Canadian securities laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, the holders of Multiple Voting Shares have entered into a customary coattail agreement with us and a trustee (the “Coattail Agreement”). The following is a summary of the material attributes and characteristics of the Coattail Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Coattail Agreement is available under our profile on SEDAR at www.sedar.com.
The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable Canadian securities laws to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.
The undertakings in the Coattail Agreement do not apply to prevent a sale by Permitted Holders of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:
(a)	offers a price per Subordinate Voting Share at least as high as the highest price per share to be paid pursuant to the take-over bid for the Multiple Voting Shares;
(b)
provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and
(d)	is in all other material respects identical to the offer for Multiple Voting Shares.
In addition, the Coattail Agreement does not prevent the transfer of Multiple Voting Shares to Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or would be exempt from certain requirements applicable to take-over bids under applicable Canadian securities laws. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, would not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.
Under the Coattail Agreement, any sale of Multiple Voting Shares by a holder of Multiple Voting Shares party to the Coattail Agreement will be conditional upon the transferee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with our Articles.
The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on us or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may reasonably require. No holder of Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.
Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of Subordinate Voting Shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Subordinate Voting Shares held by the holders of Multiple Voting Shares or their affiliates and related parties and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby.
No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.

Preferred Shares
The Preferred Shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the Preferred Shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the Preferred Shares or shares of the series. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of Preferred Shares or as required by law, will not be entitled to vote at meetings of holders of shares, and will not be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. The Preferred Shares of each series, if and when issued, will, with respect to the payment of dividends, rank on parity with the Preferred Shares of every other series and will be entitled to preference over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preferred Shares with respect to payment of dividends and distribution of any property or assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary. We currently anticipate that the Preferred Shares will not carry any pre-emptive, redemption, conversion, exchange or retraction rights, nor will they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.
DESCRIPTION OF DEBT SECURITIES
As of the date of this Prospectus, the Company has no Debt Securities outstanding. The Company may issue Debt Securities, separately or together, with Subordinate Voting Shares, Preferred Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
•	the specific designation of the Debt Securities;
•	the price or prices at which the Debt Securities will be issued;
•	any limit on the aggregate principal amount of the Debt Securities;
•
the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•
the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;
•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;
•	the covenants and events of default applicable to the Debt Securities;
•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;
•
whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;
•	the authorized denominations in which registered Debt Securities and bearer Debt Securities will be issuable, as applicable;
•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;
•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and
•	any other terms of the Debt Securities which apply solely to the Debt Securities.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Subordinate Voting Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Subordinate Voting Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Subordinate Voting Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF WARRANTS
In the past, the Company has issued warrants to acquire equity securities of the Company from time to time. The Company may issue Warrants, separately or together, with Subordinate Voting Shares, Preferred Shares, Debt Securities, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•	the number of Warrants offered;
•	the price or prices, if any, at which the Warrants will be issued;
•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;
•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;
•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;
•	if applicable, the identity of the Warrant agent;
•	whether the Warrants will be listed on any securities exchange;
•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	any minimum or maximum subscription amount;
•
whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;
•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and
•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.
Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts, separately or together, with Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants or Units or any combination thereof, as the case may be. The Subscription Receipts would be issued under an agreement or indenture. The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•	the number of Subscription Receipts offered;
•	the price or prices, if any, at which the Subscription Receipts will be issued;
•	the manner of determining the offering price(s);
•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;
•	the Securities into which the Subscription Receipts may be exchanged;
•	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;
•
the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;
•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;
•
provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the Subscription Receipt agent;
•	whether the Subscription Receipts will be listed on any securities exchange;
•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	any minimum or maximum subscription amount;
•
whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, noncertificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;
•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and
•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.
The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends (other than dividend equivalent payments, if any, or as otherwise set forth in any applicable Prospectus Supplement) or the right to vote such underlying securities.
DESCRIPTION OF UNITS
As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•	the number of Units offered;
•	the price or prices, if any, at which the Units will be issued;
•	the manner of determining the offering price(s);
•	the currency at which the Units will be offered;
•	the Securities comprising the Units;
•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;
•	any minimum or maximum subscription amount;
•
whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;
•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and
•
any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.
CONSOLIDATED CAPITALIZATION
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.
There have been no material changes to the Company’s share and loan capitalization since June 30, 2020, the date of our Interim Financial Statements.
EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.
PLAN OF DISTRIBUTION
We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings.
In the event that we elect to pursue an “at-the-market distribution” in Canada, we may seek the required exemptive relief, as applicable, from the applicable securities commissions or similar regulatory authorities in Canada. In such a case, the prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.
This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.
A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.
If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.
The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.
We and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.
We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.
Each class or series of Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants,

Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units.
In connection with any offering of Securities other than an “at-the-market distribution”, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
To the knowledge of Lightspeed, no director or executive officer of Lightspeed is, as at the date of this Prospectus, or was within 10 years before the date of this Prospectus, a director, chief executive officer or chief financial officer of any company (including Lightspeed), that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied such company access to any exemption under securities legislation (each an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
To the knowledge of Lightspeed, other than as disclosed below, no director or executive officer of Lightspeed, or a shareholder holding a sufficient number of securities of Lightspeed to materially affect the control of Lightspeed, (a) is, as at the date of this Prospectus, or has been within the 10 years before the date of this Prospectus, a director or executive officer of any company (including Lightspeed) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder. Marie-Josée Lamothe was a director of Reitmans (Canada) Limited until August 30, 2019 and a director of The Aldo Group Inc. until December 31, 2019. Each of Reitmans (Canada) Limited and The Aldo Group Inc. sought protection from their creditors under the Companies’ Creditors Arrangement Act (Canada) on May 19, 2020 and May 6, 2020, respectively.
To the knowledge of Lightspeed, no director or executive officer of Lightspeed, or a shareholder of Lightspeed holding a sufficient number of securities of Lightspeed to materially affect the control of Lightspeed has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

RISK FACTORS
Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows, and your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operation. We cannot assure you that we will successfully address any or all of these risks. For additional information in respect of the risks affecting our business, see the sections “Summary of Factors Affecting our Performance” of our Annual MD&A and Interim MD&A and the section “Risk Factors” of our Annual Information Form, which are both available under our profile on SEDAR at www.sedar.com.
EXEMPTIONS UNDER SECURITIES LAWS
The Company previously applied for and has been granted an exemption pursuant to Section 11.1 of NI 44-102 requesting relief from the requirement under Section 6.3(1)3 of NI 44-102 to include a prospectus certificate signed by each agent or underwriter who, with respect to the Securities offered by any Prospectus Supplement, is in a contractual relationship with the Company to the extent that such agent or underwriter is not a registered dealer in any Canadian jurisdiction (a “Foreign Dealer”). Accordingly, such Foreign Dealer would not, directly or indirectly, make any offers or sales to persons in a province or territory of Canada. All sales of Securities pursuant to any Prospectus Supplement to persons in a province or territory of Canada would solely be made through other agents or underwriters that are duly registered in the applicable Canadian jurisdictions where any offer of Securities will be made (the “Canadian Dealers”); and the Prospectus Supplement would include a certificate signed by each Canadian Dealer in compliance with Section 6.3(1)3 of NI 44-102. The granting of the exemption was evidenced by issuance of a receipt in respect of the short form base shelf prospectus of the Company dated August 6, 2019 (amended and restated on February 6, 2020 and subsequently amended hereby).
No application for exemptive relief was sought in any other jurisdiction of Canada as, in the Company’s view, there would be no “distribution” of Securities in those other jurisdictions (within the meaning ascribed to such term under applicable securities laws in such other jurisdictions) in connection with a foreign offering.
LEGAL MATTERS
Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters will be passed upon on our behalf by Stikeman Elliott LLP.
AUDITORS, REGISTRAR AND TRANSFER AGENT
Our auditor is PricewaterhouseCoopers LLP, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, H3B 4Y1. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).
The transfer agent and registrar for our Subordinate Voting Shares is AST Trust Company (Canada), at its principal office in Montréal, Québec.